UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2021

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Filed as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated August 5, 2021.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group reports financial results for the first half of 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: August 5, 2021

Pharming Group reports financial results for the first half of 2021
Recovery continued into Q2 2021 as patient enrollment and product demand increases

Leiden, The Netherlands, August 5, 2021: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM/NASDAQ: PHAR) presents its preliminary (unaudited) financial report for the first six months of 2021 ended June 30, 2021.

•The Company will hold an analyst conference call at 13.00 CET/07.00 ET today. Dial in details can be found on page 8 of this report
•The Company will also hold a webinar at 19:00CET. Registration details can be found on the Company’s website: www.pharming.com

Financial Summary

Amounts in US$m except per share data	H1 2021	H1 2020	% Change

Income Statement
Revenues	93.2	97.8	(5)%
Gross profit	83.8	86.9	(4)%
Operating profit	17.2	35.7	(52)%
Profit for the year	14.4	20.3	(29)%
Balance Sheet
Cash & marketable securities	189.8	173.8	9%
Share Information
Basic earnings per share (US$)	0.022	0.032	(31)%
Diluted earnings per share (US$)	0.019	0.028	(32)%

Financial highlights
•Total revenues for the first half of 2021 came to US$93.2 million, a 5% decrease from the first half of 2020 US$97.8 million. However, revenues in Q2 2021 increased by 15% to US$49.7 million, compared to US$43.4 million in Q2 2020. Revenues in Q2 2021 also increased by 14% compared to US$43.6 million in Q1 2021. As previously noted in our Q1 2021 financial release, Q1 2021 saw the US healthcare economy significantly affected by the second wave of COVID 19 to hit the US. In Q2 2021 doctors’ offices reopened and diagnostic and routine patient appointments initiated a recovery across the pharmaceutical sector and for RUCONEST® (recombinant human C1 esterase inhibitor, or “rhC1INH”) sales.
•The start of the RUCONEST® recovery in the US during Q2 2021 was driven by an increase in new patients and product demand. For the first half of 2021 revenue from US sales amounted to US$90.1 million a 4% decrease from US$93.9 million in the first half of 2020. However, US sales revenues in Q2 2021 increased by 16% to US$48.4 million, (Q1 2021: US$41.6 million).

•Sales revenues in Europe and Rest of World (RoW) decreased to US$3.2 million in the first half of 2021 (H1 2020: US$4.0 million) In Q2 2021 revenue from Europe and RoW sales was US$1.2 million a decrease of 36% on Q1 2021 $1.96 million, mainly as a result of phasing of ordering.
•Gross profit for first half year of 2021 amounted to US$83.8 million a decrease of 4% in comparison to H1 2020 (US$86.9 million). However, gross profit for Q2 2021 increased by 17% to US$45.0 million compared to US$38.4 million in Q2 2020 and by 16% compared to Q1 2021, in line with the increased revenues.
•Operating profit for the first half of 2021 amounted to US$17.2 million, a 52% decrease from H1 2020 (US$35.7 million). Operating profit for Q2 2021 decreased by 23% to US$10.9 million compared to Q2 2020 (US$14.2 million), but increased by 73% compared to Q1 2021 (US$32.4 million).
•Other operating costs increased to US$68.0 million compared to US$51.8 million in the first half year of 2020. The increase was a combination of increased R&D expenditure, launch preparation and manufacturing cost for leniolisib, an increase in employee numbers supporting company growth, a significant increase in cost of insurances, an increase in share-based compensation and increased compliance and control costs.
•Net profit for H1 2021 came to US$14.4 million a 29% decrease in comparison to H1 2020 (US$20.3 million), as a result of lower operating profit offset by currency results and lower funding costs.
•Cash and cash equivalents, together with restricted cash decreased from US$206.7 million at the end of 2020 to US$189.8 million at the end of Q2 2021. This was as a result of positive cash flow from operating activities (US$16.4 million) reduced by investments and the payment of the final $25 million milestone payment in Q2 2021 to Bausch Health Inc. relating to the re-acquisition of the North American RUCONEST® commercialization rights in 2016.

Operational highlights
•Reimbursement of RUCONEST® agreed with the Spanish Ministry of Health for the treatment of acute hereditary angioedema (HAE) attacks in Spain.
•Announced the successful completion of patient enrollment in the pivotal Phase 2/3 triple-blind, randomized, placebo-controlled study of leniolisib for the treatment of activated phosphoinositide 3-kinase delta (PI3Kδ) syndrome (APDS). The anticipated launch of leniolisib is in Q4 2022, subject to regulatory approval.
•Announced the launch of navigateAPDS, a sponsored genetic testing program in collaboration with Invitae Corporation (NYSE: NVTA) designed to assist clinicians in identifying patients and their family members with activated PI3K delta syndrome (APDS), which may lead to earlier diagnosis.
•The first patient was enrolled in a Phase IIb double-blind, randomized, controlled study to assess the efficacy of RUCONEST®, for the prevention of acute kidney injury after non-ST elevation myocardial infarction at the University Hospital Basel, Switzerland.

•Upon nomination by the Board of Directors, the Company’s Annual General Meeting of Shareholders that was held on 19 May 2021 appointed Steven Baert, Leon Kruimer and Jabine van der Meijs as Non-Executive Directors to the Board.
•Appointed Anurag Relan as Chief Medical Officer and Robert Friesen as Chief Scientific Officer.

Post-period operational highlights
•Entered into an exclusive license agreement with NewBridge Pharmaceuticals for the distribution of RUCONEST® in the Middle East and North Africa.
•Announced a strategic collaboration with Orchard Therapeutics, a global gene therapy leader, to research, develop, manufacture and commercialize OTL-105, a newly disclosed investigational ex-vivo autologous hematopoietic stem cell (HSC) gene therapy for the treatment of HAE. OTL-105 is designed to increase C1 esterase inhibitor (C1INH) in HAE patient serum to prevent HAE attacks.

Chief Executive Officer, Sijmen de Vries, commented:
“As expected, revenue growth during Q2 2021 has continued to recover, following the impact of COVID-19 on Q1 2021, as underlying demand and patients benefiting from RUCONEST® treatments for their HAE increases. We are confident this positive trend will continue for the remainder of the year and, supported by our strong cash position, will enable us to continue our planned investment in R&D and the ongoing preparations for the launch of leniolisib, which is on track for the end of 2022 following the completion of patient enrollment in the potentially registration enabling study in APDS.
In our earlier pipeline, we initiated enrollment of patients in a multi-center Phase IIb clinical trial of rhC1INH for the prevention of acute kidney injury after myocardial infarction. In addition, post period, we delivered on one of our strategic objectives to strengthen our longer-term HAE pipeline, through a collaboration with Orchard Therapeutics, to develop and commercialize the pre-clinical ex-vivo autologous hematopoietic stem cell therapy product OTL-105, which has the potential to become a curative treatment for HAE. We remain focused on the positive progress against our three-pillar strategy of sales, R&D and acquisitive growth.”

Outlook
For the remainder of 2021, we expect:
•Continued increase in revenues from the sales of RUCONEST®, as a result of the pharmaceutical market continuing to normalize and return to its pre-COVID 19 state. We will though continue to monitor the situation in all markets and continue to expect some periodic disruptions.
•Maintenance of positive net earnings during the year.

•Investments in acquisitions and in-licensing of new development opportunities and assets.
•Continued investment in the expansion of production facilities, both for RUCONEST® and leniolisib.
•Investment in launch-critical medical affairs and pre-marketing activities for leniolisib and the registration-enabling study for APDS, as well as our ongoing clinical trials for rhC1INH and other development activities, including OTL-105.

No further specific financial guidance for 2021 is provided.

About Pharming Group N.V.
Pharming Group N.V. is a global, commercial stage biopharmaceutical company developing innovative protein replacement therapies and precision medicines for the treatment of rare diseases and unmet medical needs.
The flagship of our portfolio is our recombinant human C1 esterase inhibitor (rhC1INH) franchise. C1INH is a naturally occurring protein that down regulates the complement and contact cascades in order to control inflammation in affected tissues.
Our lead product, RUCONEST®, is the first and only plasma-free rhC1INH protein replacement therapy. It is approved for the treatment of acute hereditary angioedema (HAE) attacks. We are commercializing RUCONEST® in the United States, the European Union and the United Kingdom through our own sales and marketing organization, and the rest of the world through our distribution network.
In addition, we are investigating the clinical efficacy of rhC1INH in the treatment of further indications, including pre-eclampsia, acute kidney injury and severe pneumonia as a result of COVID-19 infections.
We are also studying our oral precision medicine, leniolisib (a phosphoinositide 3-kinase delta, or PI3K delta, inhibitor), for the treatment of activated PI3K delta syndrome, or APDS, in a registration enabling Phase 2/3 study in the United States and Europe.
Furthermore, we are leveraging our transgenic manufacturing technology to develop next-generation protein replacement therapies, most notably for Pompe disease, which is currently in preclinical development.

Forward-looking Statements
This press release contains forward-looking statements, including with respect to timing and progress of Pharming’s preclinical studies and clinical trials of its product candidates, Pharming’s clinical and commercial prospects, Pharming’s ability to overcome the challenges posed by the COVID-19 pandemic to the conduct of its business, and Pharming’s expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming’s clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming’s 2020 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Pharming Group, Leiden, The Netherlands
Sijmen de Vries, CEO: T: +31 71 524 7400
Susanne Embleton, Investor Relations Manager: T: +31 71 524 7400 E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, The Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl

Conference call dial-in information
Thursday August 5, 2021 13:00CET/07:00ET
Please note, the Company will only take questions from dial-in attendees.

Dial-in details:
Netherlands (Local) 085 888 7233

United Kingdom 0800 640 6441

United Kingdom (Local) 020 3936 2999

All other locations +44 20 3936 2999

Access code: 914296

Webcast Link:
https://webcast.openbriefing.com/pharming-aug21/

Pharming Group N.V.
Condensed Consolidated Interim Financial Statements in US Dollars (unaudited)
For the period ended 30 June 2021
•Condensed consolidated statement of profit and loss
•Condensed consolidated statement of comprehensive income
•Condensed consolidated balance sheet
•Condensed consolidated statement of changes in equity
•Condensed consolidated statement of cash flow

Appendix: Main condensed consolidated Interim Financial Statements reported in Euros
(This appendix is not part of the Condensed Consolidated Financial Statements)
•Condensed consolidated statement of profit and loss in Euros
•Condensed consolidated statement balance sheet in Euros
•Condensed consolidated statement of cash flows in Euros

CONDENSED CONSOLIDATED STATEMENT OF PROFIT AND LOSS
For the 6-month period ended 30 June

Amounts in $ ‘000	notes	HY2021	HY 2020

Revenues	7	93,237	97,827
Costs of sales	8	(9,487)	(10,885)
Gross profit		83,750	86,942
Other income		1,354	525
Research and development		(24,206)	(17,658)
General and administrative		(15,060)	(9,846)
Marketing and sales		(28,686)	(24,283)
Other Operating Costs	8	(67,952)	(51,787)
Operating profit		17,152	35,680
Fair value gain (loss) on revaluation derivatives		44	93
Other finance income	9	5,398	1,237
Other finance expenses	9	(2,958)	(8,252)
Finance gain (cost) net		2,484	(6,922)
Share of net profits in associates using the equity method	10	388	134
Profit before tax		20,024	28,892
Income tax credit (expense)		(5,672)	(8,561)
Profit for the year		14,352	20,331
Basic earnings per share (US$)	17	0.022	0.032
Diluted earnings per share (US$)	17	0.019	0.028

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the 6-month period ended 30 June

Amounts in US$ ‘000	HY 2021	HY 2020
Profit for the year	14,352	20,331
Currency translation differences	(5,582)	39
Items that may be subsequently reclassified to profit or loss	(5,582)	39
Other comprehensive income (loss), net of tax	(5,582)	39
Total comprehensive income (loss) for the year	8,770	20,370

CONDENSED CONSOLIDATED BALANCE SHEET
as at 30 June

Amounts in $ ‘000	notes	June 30, 2021	31 December 2020

Non-current assets
Intangible assets		91,386	94,083
Property, plant and equipment	11	15,588	12,226
Right-of-use assets	12	22,043	9,427
Deferred tax assets	13	23,925	31,877
Investments accounted for using the equity method	10	7,261	7,118
Restricted cash		493	510
Total non-current assets		160,696	155,241
Current assets
Inventories	14	24,307	21,157
Trade and other receivables		37,550	35,902
Restricted cash		987	995
Cash and cash equivalents		188,303	205,159
Total current assets		251,147	263,213

Total assets		411,843	418,453

Equity
Share capital		7,251	7,163
Share premium		453,014	444,940
Legal reserves		14,665	19,859
Accumulated deficit		(276,858)	(288,527)
Shareholders’ equity	15	198,072	183,435
Non-current liabilities
Convertible bonds	16	145,437	149,727
Lease liabilities	12	20,328	8,230
Other financial liabilities		189	212
Total non-current liabilities		165,954	158,169

Current liabilities
Convertible bonds	16	1,972	2,040
Derivative financial liabilities		71	181
Trade and other payables		43,123	47,666
Lease liabilities		2,651	1,962
Other financial liabilities		—	25,000
Total current liabilities		47,817	76,849

Total equity and liabilities		411,843	418,453

CONDENSED CONSOLIDATED STATEMENT CHANGES IN EQUITY
For the period ended 30 June
Attributable to owners of the parent

Amounts in $ ‘000	notes	Number of shares (in '000)	Share capital	Share premium

Balance at 1 January 2020 as reported in HY report		631,323	7,079	439,887
Result for the half-year		—	—	—
Other comprehensive income (loss) for the half-year		—	—	—
Total comprehensive income (loss) for the half-year		—	—	—
Legal reserves development expenses		—	—	—
Share-based compensation		—	—	—
Bonuses settled in shares		—	—	—
Value of conversion rights on convertible bonds		—	—	—
Shares issued for cash		2,061	23	1,534
Warrants exercised/ issued		—	—	—
Options exercised		4,319	47	2,626
Total transactions with owners, recognized directly in equity		6,380	70	4,160
Balance at 30 June 2020		637,703	7,149	444,047

Balance at 1 January 2021	17	638,822	7,163	444,940
Result for the year		—	—	—
Other comprehensive income (loss) for the half-year		—	—	—
Total comprehensive income (loss) for the half-year		—	—	—
Legal reserves development expenses		—	—	—
Income Tax expense from excess tax deductions related to Share-based payments		—	—	—
Share-based compensation		176	2	264
Bonuses settled in shares		—	—	—
Shares issued for cash		—	—	—
Warrants exercised/ issued		61	1	20
Options exercised		7,064	85	7,790
Total transactions with owners, recognized directly in equity	17	7,301	88	8,074
Balance at 30 June 2021	17	646,123	7,251	453,014

CONDENSED CONSOLIDATED STATEMENT CHANGES IN EQUITY
For the period ended 30 June
Attributable to owners of the parent

Amounts in $ ‘000	notes	Legal reserves		Accumulated deficit	Total equity
		Capitalized development cost	Translation reserve
Balance at 1 January 2020 as reported in HY report		4,874	(705)	(333,749)	117,387
Result for the half-year		—	—	20,331	20,331
Other comprehensive income (loss) for the half-year		—	39	—	39
Total comprehensive income (loss) for the half-year		—	39	20,331	20,370
Legal reserves development expenses		62	—	(62)	—
Share-based compensation		—	—	1,530	1,530
Bonuses settled in shares		—	—	—	—
Value of conversion rights on convertible bonds		—	—	1,552	1,552
Shares issued for cash		—	—	(1,557)	—
Warrants exercised/ issued		—	—	—	—
Options exercised		—	—	(558)	2,115
Total transactions with owners, recognized directly in equity		62	—	905	5,197
Balance at 30 June 2020		4,936	(666)	(312,513)	142,954

Balance at 1 January 2021		5,632	14,227	(288,527)	183,435
Result for the year		—	—	14,352	14,352
Other comprehensive income (loss) for the half-year		—	(5,582)	—	(5,582)
Total comprehensive income (loss) for the half-year		—	(5,582)	14,352	8,770
Legal reserves development expenses		388	—	(388)	—
Income Tax expense from excess tax deductions related to Share-based payments		—	—	(1,794)	(1,794)
Share-based compensation		—	—	3,527	3,793
Bonuses settled in shares		—	—	—	—
Shares issued for cash		—	—	—	—
Warrants exercised/ issued		—	—	—	21
Options exercised		—	—	(4,028)	3,847
Total transactions with owners, recognized directly in equity		388	—	(2,683)	5,867
Balance at 30 June 2021		6,020	8,645	(276,858)	198,072

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the 6-month period ended 30 June

Amounts in $’000	HY 2021	HY 2020
Profit before tax	20,024	28,892

Non-cash adjustments:
Depreciation, amortization, impairment	4,518	3,447
Equity settled share-based payments	3,793	1,536
Fair value gain (loss) on revaluation of derivatives	(44)	(93)
Other finance income	(5,398)	(1,238)
Other finance expense	2,958	8,252
Share of net profits in associates using the equity method	(388)	(134)
Other	229	(36)
Operating cash flows before changes in working capital	25,692	40,626

Changes in working capital:
Inventories	(3,150)	(1,939)
Trade and other receivables	(1,649)	(717)
Payables and other current liabilities	(4,542)	6,435
Restricted Cash	24	(4)
Total changes in working capital	(9,317)	3,775

Interest received	43	529
Income taxes paid	—	(55)

Net cash flows generated from (used in) operating activities	16,418	44,875

Capital expenditure for property, plant and equipment	(5,436)	(1,143)
Investment intangible assets	(1,206)	(254)
Investment in associate	—	(14)
Acquisition of license	(1,083)	(8,767)

Net cash flows used in investing activities	(7,725)	(10,178)

Repayment on loans and borrowings	—	(55,117)
Payment on contingent consideration	(25,000)	(20,025)
Payment of lease liabilities	(1,618)	(1,548)
Proceeds of issued convertible bonds	—	135,470
Interests on loans and leases	(2,261)	(795)
Proceeds of equity and warrants	3,867	2,116

Net cash flows generated from (used in) financing activities	(25,012)	60,101

Increase (decrease) of cash	(16,319)	94,798
Exchange rate effects	(537)	2,062
Cash and cash equivalents at 1 January	205,159	74,348

Total cash and cash equivalents at 30 June	188,303	171,208

Notes to the condensed consolidated financial statements
For the period ended 30 June 2021

1.Company information

Pharming Group N.V. is a limited liability public company which is listed on Euronext Amsterdam (PHARM) and on the NASDAQ (PHAR), with its headquarters and registered office located at:

Darwinweg 24
2333 CR Leiden
The Netherlands

2.Basis of preparation

The consolidated interim financial statements for the six-month period ended 30 June 2021 have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS interpretations committee (IFRS IC) interpretations applicable to companies reporting under IFRS as endorsed by the European Union and valid as of the balance sheet date. The consolidated financial statements have been prepared under the historical cost convention. The condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2020.

3.Accounting policies

Accounting policies are consistent with those of the financial statements for the year ended 31 December 2020.

4.Estimates and judgements

The preparation of interim financial statements in conformity with IFRS and Book 2 Title 9 of the Dutch Civil Code requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. In preparing these condensed interim financial statements, the significant judgements made by management in applying the Company’s accounting policies were the same as those applied to the consolidated financial statements for the year ended 31 December 2020.

5.Going concern

In preparing and finishing the interim financial statements the Board of Directors of Pharming have assessed the Company’s ability to fund its operations for a period of at least twelve months after the date the interim financial statements are issued. Based upon the assessment on a going concern basis, the Company has concluded that funding of its operations for a period of twelve months, after the date the interim financial statements are issued, is realistic and achievable. Overall, based on the outcome of this assessment, the interim financial statements have been prepared on a going concern basis.

6.Seasonality of operations

Seasonality has no material impact on Company’s interim financial statements.

7.Segment information

The Board of Directors consider the business from both a product and geographic perspective. From a product perspective, the Company’s business is exclusively related to the recombinant human C1 esterase inhibitor business. From a geographic perspective, the Company is operating in the US, Europe and RoW. The Board of Directors primarily measures revenues and gross profit to assess the performance of the geographic areas. Operating costs as well as non-current assets are not sub-allocated to the geographic areas.

Total revenues and gross profit per geographic segment for the period ended 30 June:

Amounts in US$ ‘000	HY 2021	HY 2020
Revenues:
US	90,079	93,839
Europe & RoW	3,158	3,988
Total revenues	93,237	97,827
Gross profit:
US	82,505	85,102
Europe & RoW	1,245	1,840
Total gross profit	83,750	86,942

8.Expenses by nature

Cost of sales in the first half year of 2021 amounted to US$9.5 million (HY 2020: US$10.9 million) and relate to actual product sales.
Other operating costs increased to US$68.0 million compared to US$51.8 million in the first half year of 2020. The increase was a combination of increased R&D expenditure, launch preparation and manufacturing cost for leniolisib, an increase in employee numbers supporting company growth (US$6 million), a significant increase in cost of insurances (US$2.8 million), an increase in share-based compensation (US$3 million) and increased compliance and control costs.

Employee benefits

Employee benefits are charged to research and development costs, general and administrative costs or marketing and sales costs based on the nature of the services provided.

Depreciation and amortization charges

Depreciation and amortization charges
Amounts in US$ ‘000	HY 2021	HY 2020
Property, plant and equipment	(1,044)	(761)
Right-of-use assets	(1,385)	(710)
Intangible assets	(2,089)	(1,593)
Total	(4,518)	(3,064)

The increase of depreciation charges of property, plant and equipment in 2021 as compared to 2020 stems from new investments, mainly in production assets.
The depreciation on right-of-use assets relates to leased buildings and cars. At the end of the year 2020 and in Q1 2021 additions to leased buildings were made to support the growth of Pharming.
The amortization of the intangible assets mainly relates to the re-acquired US commercialization rights and are allocated to marketing and sales expenses.

9.Financial income (expenses)

Amounts in US$ ‘000	HY 2021	HY 2020
Foreign currency results	5,355	700
Interest income	43	537
Other financial income	5,398	1,237
Foreign currency results	-1	296
Interest loans and borrowings	—	(496)
Settlement fees and expenses on repayment loan	—	(4,054)
Interest on convertible bonds	(2,667)	(2,147)
Other interest expenses	(479)	(422)
Contingent consideration	253	(1,343)
Other financial expenses	(64)	(86)
Other financial expenses	(2,958)	(8,252)

Total other financial income and expenses	2,440	(7,015)

Foreign currency results in the EUR functional currency entities, primarily follow from the revaluation of bank balances and the loan which are denominated in foreign currencies, mainly US dollars. The US dollar strengthened over the course of 2021. The indicated settlement fees and expenses on repayment loan HY 2020 relates to the repayment in full of the loan from Orbimed Advisors.

10.Share of net profit in associate using the equity method

In the Board of Director’s judgement, the investment in BioConnection constitutes an investment in an associated company and is therefore not consolidated, as Pharming has significant influence but does not have control of BioConnection and is embargoed by a shareholders agreement between the shareholders of BioConnection from influencing any activity between the two parties which is in any significant way different from the relationship which existed between the two prior to the investment. In addition to its carrying value for the investment, Pharming’s risk is limited to the provision of a €3 million corporate guarantee in favor of ABN AMRO Bank in the unlikely event that BioConnection were to default on all its debts and its assets did not meet the outstanding liabilities owing to ABN AMRO Bank. In the opinion of the Board of Directors, the fact that BioConnection is a growing profitable company which has met all its obligations as they fell due since inception makes the likelihood of this guarantee ever being used very small. The guarantee is accounted for under IFRS 9 and appears as financial guarantee liabilities in Other financial liabilities.

The carrying amount of this investment has changed as follows:

Amounts in US $ ‘000	30 June 2021	31 December 2020
Balance at 1 January	7,118	6,764
Amortization of financial guarantee	(17)	(34)
Profit (loss) for the period	388	361
Foreign exchange rate movements	(228)	27
Balance at end of period	7,261	7,118

11.Property, plant and equipment

The expansion of the property, plant and equipment mainly relates to assets under construction reflecting the expansion of the milk production capacity and the construction of a downstream manufacturing facility.

12.Right-of-use assets and lease liabilities non-current and current

The change in the right of use asset is mainly caused by the addition of a new lease. This represents an increase of $13.5 million. The new lease contract includes an expansion of the site and an extension of historic leases. The term of the new contract is 15 years.

13.Deferred tax assets

The deferred tax asset decreased mainly due to offsetting the current tax expense with unused tax losses from prior years.

14.Inventories

Inventories include batches RUCONEST®, work in progress and skimmed milk available for production of RUCONEST®.

Amounts in US$ ‘000	30 June 2021	31 December 2020
Finished goods	14,518	12,742
Work in progress	6,178	5,668
Raw materials	3,611	2,747
Balance at end of period	24,307	21,157

Changes in the adjustment to net realizable value:

Amounts in US $ ‘000	Period to 30 June 2021	Period to 31 December 2020
Balance at 1 January	(646)	(931)
Addition to impairment	-363	-1,450
Release of impairment	21	1,192
Usage of impairment	342	606
Foreign exchange rate movements	20	-63
Balance at end of period	(626)	(646)

The inventory valuation at 30 June 2021 of US$24.3 million is stated net of an impairment of US$0.6 million (2020:
US$0.6 million). The impairment includes an impairment for obsolescence and an impairment to write inventories down to their net realizable value.

Per 30 June 2021 the impairment for obsolescence amounts to US$0.0 million similar to 31 December 2020.

Per 30 June 2021 the impairment to write inventories down to their net realizable value amount to US$0.6 million (2020: US$0.6 million). Inventories are available for use in commercial, preclinical and clinical activities. Estimates have been made with respect to the ultimate use or sale of product, taking into account current and expected sales as well as preclinical and clinical programs. These estimates are reflected in the additions to the impairment.

The releases to the impairment relate to amendments to the estimates as a result of the fact that actual sales can differ from forecasted sales and the fact that vials allocated to preclinical and clinical programs can be returned to inventory.

The costs of vials used in preclinical and clinical programs are presented under the research and development costs.

The main portion of inventories at 30 June 2021 have expiration dates starting beyond 2022 and are all expected to be sold and/or used before expiration.

15.Equity

The Company’s authorized share capital amounts to €8.8 million and is divided into 880,000,000 ordinary shares with a nominal value of €0.01 each. All 646,123,246 shares outstanding at 30 June 2021 have been fully paid-up. Other reserves include those reserves related to currency translation, share-based compensation expenses and other equity-settled transactions.
Please refer to the Condensed Consolidated Statement changes in Equity.

16.Convertible bonds

On January 21, 2020, the Company issued €125 million aggregate principal amount of 3.00% convertible bonds due 2025.

The convertible bonds comprise of two components. The first component is a financial liability, which represents our contractual obligation to deliver cash or another financial asset for payment of interest and principal, if not converted. The second component is an equity instrument as it represents a written call option granting the holder the right, for a specified period of time, to convert it into a fixed number of the Company’s ordinary shares.

The fair value of the consideration in respect of the liability components is measured at the fair value of a similar liability that does not have any associated equity conversion option (IFRS 9 paragraph 5.1.1). This is the liability component’s carrying amount at initial recognition.

The equity component will be measured at the residual difference between the nominal value and the fair value of a similar liability that does not have any associated equity conversion option (IAS 32 paragraph 31). The original equity component as recorded at initial recognition amounts to €1.4 million.

Recognition and movements of the convertible bonds were as follows:

Amounts in US$ ‘000	Period to 30 June 2021	Period to 31 December 2020
Balance at 1 January	151,767	—
Carrying value initial recognition	—	138,571
Interest paid (cash flow)	(2,262)	(2,142)
Amortization transaction cost	—	744
Accrued interest	2,667	4,040
Foreign exchange rate movements	(4,763)	10,554
Carrying value at end of period	147,409	151,767

17.Earnings per share and diluted shares

Basic earnings per share is calculated based on the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding including the dilutive effect of shares to be issued in the future under certain arrangements such as option plans and warrants issued. For HY 2021 and HY2020, the basic and diluted profit (loss) per share is:

	HY 2021	HY 2020
Net profit (loss) attributable to equity owners of the parent (in US $ '000)	14,352	20,331
Weighted average shares outstanding (in '000)	641,299	634,156
Basic profit (loss) per share (in US $)	0.022	0.032
Weighted average fully-diluted shares outstanding (in '000)	762,115	738,277
Fully-diluted profit per share (in US $)	0.019	0.028

Diluted shares
The composition of the number of shares and share rights outstanding as well as authorized share capital as per 30 June 2020 is provided in the table below:

	31 December 2020	Shares issued	Shares reserved	30 June 2021
Issued shares	638,821,619	7,301,627	—	646,123,246
Warrants	148,944	(60,915)	—	88,029
Options	50,106,488	(6,552,813)	—	43,553,675
Convertible bonds	62,412,622	—	—	62,412,622
LTIP	9,979,208	1,439,045	—	11,418,253
Fully-diluted shares	761,468,881	2,126,944	—	763,595,825
Available for issue	118,531,119	(2,126,944)	—	116,404,175
Authorized share capital	880,000,000	—	—	880,000,000

18.Events since the end of the reporting period
The financial effects of the partnership with Orchard Therapeutics are excluded from the June 2021 financials as the partnership agreement was signed after 30 June.

Appendix: Main Condensed Consolidated Financial Statements reported in Euro’s
These statements are not part of the original Interim Financial Statements. The original Interim Financial Statements are reported in US Dollars. In case of differences of interpretation between the Financial Statements in US dollars and the Financial Statements in Euros, the Financial Statements in US Dollars will prevail.

Exchange rates (USD:EUR) used:
Statement of income YTD 2020	1.1042
Statement of income YTD 2021	1.2061
Balance sheet at June 2020	1.1206
Balance sheet at December 2020	1.2280
Balance sheet at June 2021	1.1895
Cash flow YTD 2020	1.1042
Cash flow YTD 2021	1.2061
Cash balance as per 1 January 2020	1.1214
Cash balance as per 31 December 2020	1.2280
Cash balance as per 1 January 2021	1.2280
Cash balance as per 30 June 2021	1.1895

CONDENSED CONSOLIDATED STATEMENT OF PROFIT AND LOSS - EUR
For the 6-month period ended 30 June

Amounts in € ‘000	HY 2021	HY 2020

Revenues	77,304	88,593
Costs of sales	(7,866)	(9,858)
Gross profit	69,438	78,735
Other income	1,123	475
Research and development	(20,070)	(15,991)
General and administrative	(12,486)	(8,917)
Marketing and sales	(23,784)	(21,991)
Other Operating Costs	(56,340)	(46,899)
Operating profit	14,221	32,311
Fair value gain (loss) on revaluation derivatives	36	84
Other finance income	4,475	1,121
Other finance expenses	(2,453)	(7,741)
Finance gain (cost) net	2,058	(6,536)
Share of net profits in associates using the equity method	321	121
Profit before tax	16,602	25,896
Income tax expense	(4,703)	(7,753)
Profit for the year	11,899	18,143
Basic earnings per share (€)	0.019	0.029
Fully-diluted earnings per share (€)	0.016	0.025

CONDENSED CONSOLIDATED BALANCE SHEET - EUR
as at 30 June

Amounts in € ‘000	30 June 2021	31 December 2020

Non-current assets
Intangible assets	76,827	76,615
Property, plant and equipment	13,104	9,956
Right-of-use assets	18,531	7,676
Deferred tax assets	20,113	25,957
Investments accounted for using the equity method	6,104	5,796
Restricted cash	415	415
Total non-current assets	135,094	126,415
Current assets
Inventories	20,434	17,229
Trade and other receivables	31,569	29,236
Restricted cash	830	810
Cash and cash equivalents	158,304	167,068
Total current assets	211,137	214,343

Total assets	346,231	340,758

Equity
Share capital	6,096	6,388
Share premium	380,856	396,799
Legal reserves	12,328	4,341
Accumulated deficit	(232,764)	(258,151)
Shareholders’ equity	166,516	149,377
Non-current liabilities
Convertible bonds	122,267	121,927
Lease liabilities	17,090	6,702
Other financial liabilities	159	173
Total non-current liabilities	139,516	128,802

Current liabilities
Convertible bonds	1,657	1,661
Derivative financial liabilities	60	147
Trade and other payables	36,253	38,816
Lease liabilities	2,229	1,598
Other financial liabilities	—	20,357
Total current liabilities	40,199	62,579

Total equity and liabilities	346,231	340,758

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS - EUR
For the 6-month period ended 30 June

Amounts in €’000	HY 2021	HY 2020
Profit before tax	16,602	25,896

Non-cash adjustments:
Depreciation, amortization, impairment	3,745	3,122
Equity settled share based payments	3,146	1,391
Fair value gain (loss) on revaluation of derivatives	(36)	(84)
Other finance income	(4,475)	(1,121)
Other finance expense	2,453	7,741
Share of net profits in associates using the equity method	(321)	(121)
Other	190	(33)
Operating cash flows before changes in working capital	21,304	36,791

Changes in working capital:
Inventories	(2,611)	(1,756)
Trade and other receivables	(1,367)	(649)
Payables and other current liabilities	(3,766)	5,828
Restricted Cash	20	(4)
Total changes in working capital	(7,724)	3,419

Interest received	35	479
Income taxes paid	—	(50)

Net cash flows generated from (used in) operating activities	13,615	40,639

Capital expenditure for property, plant and equipment	(4,507)	(1,035)
Investment intangible assets	(1,000)	(230)
Investment in associate	—	(13)
Acquisition of license	(898)	(7,939)

Net cash flows used in investing activities	(6,405)	(9,217)

Repayment on loans and borrowings	—	(49,914)
Payment on contingent consideration	(20,728)	(18,135)
Payment of lease liabilities	(1,342)	(1,402)
Proceeds of issued convertible bonds	—	122,682
Interests on loans and leases	(1,875)	(720)
Proceeds of equity and warrants	3,206	1,916

Net cash flows generated from (used in) financing activities	(20,739)	54,427

Increase (decrease) of cash	(13,529)	85,849
Exchange rate effects	4,765	634
Cash and cash equivalents at 1 January	167,068	66,299

Total cash and cash equivalents at 30 June	158,304	152,782

---ENDS---